UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Global Crossing Airlines Group Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

37960G401
(CUSIP Number)

Axar Capital Management L.P.
402 W 13th Street, Floor 5
New York, NY 10014
(212) 356-6130
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37960G401	SCHEDULE 13D	Page 2 of 9 pages
1	NAMES OF REPORTING PERSONS
Axar Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This amount consists of 5,000,000 shares of Common Stock (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (as defined herein) held directly by the Axar Vehicles (as defined herein).

(2)
This percentage is based on a total of 38,875,739 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2023, plus 5,000,000 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 3 of 9 pages
1	NAMES OF REPORTING PERSONS
Axar GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount consists of 5,000,000 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants held directly by the Axar Vehicles.
(2)
This percentage is based on a total of 38,875,739 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 10, 2023, plus 5,000,000 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 4 of 9 pages
1	NAMES OF REPORTING PERSONS
Andrew Axelrod

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount consists of 5,000,000 shares of Common Stock that the Reporting Person has the right to acquire upon exercise of Warrants held directly by the Axar Vehicles.
(2)
This percentage is based on a total of 38,875,739 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 10, 2023, plus 5,000,000 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

CUSIP No: 37960G401	SCHEDULE 13D	Page 5 of 9 pages
Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Global Crossing Airlines Group, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4200 NW 36th Street, Building 5A, Miami International Airport, Miami, Florida 33166.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Axar Capital Management, L.P., a Delaware limited partnership, which serves as the investment manager (the “Investment Manager”) to certain funds and/or managed accounts (collectively, the “Axar Vehicles”), with respect to the shares of Common Stock held by the Axar Vehicles;

(ii) Axar GP, LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock held by the Axar Vehicles; and

(iii) Mr. Andrew Axelrod, a United States citizen, who serves as the sole member of the GP, with respect to the shares of Common Stock held by the Axar Vehicles.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief.

The filing of this Schedule 13D should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

The address of the business office of each of the Reporting Persons is 402 W 13th Street, Floor 5, New York, NY 10014.

The Reporting Persons have executed a Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, a copy of which is attached hereto as an exhibit to this Schedule 13D.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 2, 2023 (the “Closing Date”), the Issuer, Global Crossing Airlines, Inc. (“GCA”), certain other direct and indirect subsidiaries of the Issuer (the “Guarantors”) and the initial purchasers party thereto (the “Initial Purchasers”), including the Axar Vehicles, entered into a subscription agreement (the “Subscription Agreement”) for the purchase from the issuer of senior secured notes due 2029 (the “Notes”) and warrants to purchase shares of Common Stock (each, a “Warrant”). Pursuant to the terms of the Subscription Agreement, on the Closing Date, the Initial Purchasers (i) purchased Notes in the aggregate principal amount of $35 million, at a purchase price equal to 98.25% of the original principal amount, and (ii) acquired, as consideration for entering into the Subscription Agreement, 10 million Warrants in the aggregate, in a private placement (the “Offering’) exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof.

In the Offering, the Axar Vehicles acquired in the aggregate (i) Notes in the principal amount of $17.5 million, for an aggregate purchase price of $17,193,750, and (ii) 5 million Warrants.  The source of funds for the purchase of the Notes by the Axar Vehicles was the general working capital of each of the Axar Vehicles.

Pursuant to the Subscription Agreement, the Initial Purchasers as a group were granted the right to nominate one person for election to the Issuer’s Board of Directors (the “Board”) and one Board observer seat. On August 3, 2023, the Board appointed Mr. Axelrod a director of the Issuer pursuant to such right under the Subscription Agreement, effective immediately.

The Subscription Agreement contains customary representations, warranties and agreements by the Issuer and GCA and customary indemnification obligations of Issuer, GCA and the Initial Purchasers.

CUSIP No: 37960G401	SCHEDULE 13D	Page 6 of 9 pages
The Issuer, the Guarantors and U.S. Bank Trust Company, National Association, as trustee and as collateral agent, entered into an indenture with respect to the Notes (the “Indenture”). The terms of the Notes include, but are not limited to: (i) a 6-year term and maturity date of August 2, 2029; (ii) the Notes will bear interest at a fixed rate of 15% per annum and include an upfront fee equal to 1.75% of the principal payment; (iii) the Issuer will be permitted to prepay all (but not less than all) of the Notes as follows beginning on August 2, 2025, subject to a premium set forth below; and (iv) each of the Issuer’s material subsidiaries will guarantee the Notes.  The Issuer may repay or redeem the Notes at its option, in whole or in part, at any time for an amount equal to the principal balance thereof, accrued and unpaid interest thereon and, if applicable, a premium calculated pursuant to the terms of the Indenture, a copy of which was filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the SEC on August 7, 2023. All interest payable in connection with the redemption of any Notes is payable in cash.

Each Warrant is immediately exercisable at any time at the option of the holder for one share of Common Stock at an exercise price of $1.00 per share and will expire June 30, 2030. The holder of the Warrant may, in its sole discretion, exercise the Warrant on a cashless basis.

The foregoing summaries of the Subscription Agreement and Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Subscription Agreement and the Form of Common Stock Warrant, each of which is attached hereto as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Persons originally acquired the Notes and Warrants for investment in the ordinary course of business because they believed that the Notes and Warrants, when purchased, represented an attractive investment opportunity.

The Reporting Persons may in the future engage in discussions with management and other members of the Board, other shareholders or debtholders of the Issuer, its lenders, financing sources, service providers and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Issuer, including, without limitation, matters concerning the Notes or Warrants, or the Issuer’s business, operations, governance, management, ownership, finances, capital or corporate structure, capital raises and strategic plans. The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, and may propose changes in the Issuer’s business, operations, governance, management, ownership, capital or corporate structure and strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management or Board, price levels of the shares of Common Stock and other securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Notes, Warrants, shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) The percentages used in this Schedule 13D are calculated based on a total of 38,875,739 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 10, 2023, plus 5,000,000 shares of Common Stock issuable upon exercise of Warrants held directly by the Axar Vehicles, which amount has been added to the shares of Common Stock outstanding in accordance with Rule 13d-3(d)(i)(1) under the Act.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past sixty days.

(d) The Axar Vehicles are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Pavonia Life Insurance Company of Michigan, an Axar Vehicle, has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than 5% of the shares of Common Stock.

(e) Not applicable.

CUSIP No: 37960G401	SCHEDULE 13D	Page 7 of 9 pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 2 and Item 3 of this Schedule 13D are incorporated by reference herein.

In connection with the issuance of the Warrants, on August 2, 2023, the Issuer and the Initial Purchasers entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed, for the benefit of the Initial Purchasers, to use commercially reasonable efforts to file a registration statement with the SEC with respect to a registration of the shares of Common Stock issuable upon exercise of the Warrants (the “Warrant Shares”). The Issuer has agreed to use its commercially reasonable efforts to cause a shelf registration statement covering resales of the Warrant Shares to be declared effective.

If the Issuer fails to comply with its obligations under the Registration Rights Agreement, the Issuer will be required to pay each holder of Warrant Shares a party to the Registration Rights Agreement an amount in cash, as partial liquidated damages, equal to the product of 2.0% multiplied by the aggregate purchase price paid by such holder pursuant to the Subscription Agreement.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.
Exhibit 2:	Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on August 7, 2023).
Exhibit 3:	Form of Common Stock Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the SEC on August 7, 2023).
Exhibit 4:	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the SEC on August 7, 2023).

CUSIP No: 37960G401	SCHEDULE 13D	Page 8 of 9 pages
SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2023

AXAR CAPITAL MANAGEMENT, L.P.

By: Axar GP, LLC, its General Partner

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 37960G401	SCHEDULE 13D	Page 9 of 9 pages
EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: August 30, 2023

AXAR CAPITAL MANAGEMENT, L.P.

By: Axar GP, LLC, its General Partner

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

AXAR GP, LLC

By: /s/ Andrew Axelrod
Name: Andrew Axelrod
Title: Sole Member

/s/ Andrew Axelrod
ANDREW AXELROD